SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                           FORM 12b-25


                                   Commission File Number 0-27520

                  NOTIFICATION OF LATE FILING

(Check  One): [X] Form 10-KSB   [ ] Form 11-K    [ ] Form  20-F
              [ ] Form 10-Q     [ ] Form N-SAR

     For Period Ended:   December 31, 2004
                      ------------------------

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:____________________

      Read attached instruction sheet before preparing form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________________________________________

__________________________________________________________________________


                             PART I

                     REGISTRANT INFORMATION

Full name of registrant   SDC INTERNATIONAL, INC.
__________________________________________________________________________

Former name if applicable

__________________________________________________________________________


Address of principal executive office (Street and number)

             231 Bradley Place
__________________________________________________________________________

City, state and zip code   Palm Beach, FL 33480

__________________________________________________________________________


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                             PART II
                     RULE 12b-25 (b) AND (c)

       If   the   subject  report  could  not  be  filed  without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[x]     (a)     The reasons described in reasonable detail in
        Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

     In December 2001, SDC International, Inc. (the "Company") completed its acquisition of TATRA A.S. ("TATRA"). The financial statements of TATRA were originally prepared in accordance with generally accepted auditing standards in the Czech Republic. The Company has been unable to timely file its Annual Reports on Form 10KSB without unreasonable effort or expense because the Company is currently awaiting the final review of the 2002 consolidated financial statements of TATRA and the Company by its independent auditors. In August 2003, the Company, through its subsidiary in the Czech Republic, SDC Prague s.r.o., conveyed its interest in TATRA to its principal creditor in exchange for cancellation of its debt with this creditor, certain equity securities of the creditor, and cash. It is the intention of the Company to complete the preparation and filing of the Forms 10-KSB for the fiscal years ended December 31, 2002, 2003 and 2004 as soon as practicable after the completion of the final review of these periods by its independent auditors.


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ronald A. Adams, CEO         (561)                882-9300
------------------------------------------------------------------------
      (Name)              (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                        [ ]  Yes     [X]  No

                   Form 10-QSB for the quarter ended March 31, 2002
                   Form 10QSB for the quarter ended June 30, 2002
                   Form 10QSB for the quarter ended September 30, 2002 Form 10KSB for the fiscal year ended December 31, 2002 Form 10QSB for the quarter ended March 31, 2003
                   Form 10QSB for the quarter ended June 30, 2003
                   Form 10QSB for the quarter ended September 30, 2003 Form 10KSB for the fiscal year ended December 31, 2003 Form 10QSB for the quarter ended March 31, 2004
                   Form 10QSB for the quarter ended June 30, 2004; and Form 10QSB for the quarter ended September 30, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]  Yes     [ ]  No

      If  so:   attach an explanation of the anticipated  change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the fiscal year ended
     December 31, 2002 will be materially different from the corresponding fiscal year ended December 31, 2001 because the Company completed the first complete year of operation of Tatra. Accordingly, Tatra's results from operations will be included in the Company's consolidated results of operations in the subject report. The results of operations for the fiscal year ended December 31, 2003 will be materially different from the corresponding fiscal year ended December 31, 2002 due to the Company's disposition of its investment in TATRA in August 2003.


                          SDC INTERNATIONAL, INC.
---------------------------------------------------------------------------
          (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2005           By: /s/Ronald A. Adams
                                   ----------------------------------------
                                      Ronald A. Adams
                                      Chief Executive Officer



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